2912 Colorado Ave, Suite #203, Santa Monica, California 90404

October 15, 2021

VIA EDGAR

Mses. Aamira Chaudhry and Theresa Brilliant
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:
Super League Gaming, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 19, 2021
File No. 001-38819

Ladies and Gentlemen:

This letter is submitted on behalf of Super League Gaming, Inc. (the “Company”) in response to the additional comment from the staff of the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated October 5, 2021 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on March 19, 2021 (the “Form 10-K”). In this letter, the Staff’s additional comment is indicated in italics, followed by the Company’s response thereto.

1.
We note your response to prior comment 2. It appears that the information provided in the response on costs included in cost of revenues is the same description provided on page F-9 for costs included in technology platform and infrastructure costs. Please advise. Additionally, we note that you are a leading gaming community and content platform powered by patented, proprietary technology systems. Based on the nature of your operations, it appears that technology platform and infrastructure costs are essential to your business and without them, you would not be able to generate revenues. We note, however, that these costs appear to be significant in comparison to the amounts included in cost of revenues. Please tell us your basis for determining whether a cost is classified as cost of revenues or technology platform and infrastructure costs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company classifies internal and external engineering costs, internal use software amortization costs and cloud services costs between (1) cost of revenues and (2) operating expenses based on the nature of the costs incurred in the applicable period, as further described below. In addition, the description of technology and platform infrastructure costs provided on page F-9 of the Form 10-K under the heading, “Technology Platform and Infrastructure Costs,” refers to and only includes internal and external engineering costs, amortization expense, cloud services and other related operating expenses that are not directly attributable to revenues recognized in the applicable reporting period, and therefore are included as a component of operating expenses. The Company respectfully advises the Staff that the Company’s response to the Staff’s comment #2 to the Form 10-K, as set forth in the letter dated September 1, 2021 (the “Prior Comment Letter”), only referred to internal and external engineering costs, amortization expense, cloud services costs and other costs that are directly related to revenues recognized in the reporting period, and therefore are included in cost of revenues.

The Company respectfully acknowledges its disclosures regarding the use of our technology systems in connection with our community and content platform offerings. In addition, the Company respectfully advises the Staff that our technology platform, as outlined in the bullet points below, is utilized by the Company for non-revenue generating activities, as well as for revenue generating activities. Consistent with our disclosure on page 5, Item 1. “Business” of the Form 10-K, in general, components of our platform are available on a free to use, “always on basis,” and further, are utilized and offered as an audience acquisition tool, as a means of growing our audience, engagement, viewership, players and community. Components of our platform are also used in connection with the satisfaction of performance obligations under our revenue arrangements. This distinction forms the basis of our classification of internal and external engineering costs, amortization expense and cloud services costs between cost of revenues and operating expenses.

Our technology platform as contemplated in our disclosures under Item 1. “Business” in our quarterly and annual reports, including the 10-K, is comprised of a number of separate components that when taken together represent our technology platform offerings, as follows:

●
Minehut.com, free to play social and gaming portal for Minecraft players, used largely as an audience acquisition tool, as described above
●
Digital Tournament Capabilities
●
Visualization and Broadcast Capabilities
●
Content Studio
●
Framerate Gameplay Highlights

We generate revenues from (i) advertising, serving as a marketing channel for brands and advertisers, (ii) content, distributing esports and entertainment content, and (iii) direct to consumer offers including digital subscriptions.

As previously noted, internal and external engineering costs, amortization expense and cloud services costs are classified as (1) cost of revenues or (2) technology platform and infrastructure costs included in operating expense, based on whether the costs are directly related to revenue recognized in the applicable reporting period, or whether the costs are incurred in connection with our audience acquisition activities, for the purpose of growing our audience, viewership, players and community. Costs directly related to revenues recognized in the period are classified as cost of revenues and costs related to audience acquisition are included in technology platform and infrastructure costs in operating expense.

Audience Acquisition Costs included in Operating Expenses:

Operating expenses includes the periodic cost of internal and external engineering personnel, cloud and other platform services and the amortization of internal use software costs, incurred in connection with our audience acquisition and viewership expansion activities, and not directly related to revenue generating activities in the applicable period, including tools and product offering development, testing, minor upgrades and features, free to use services, corporate IT and general platform maintenance and support.

For example, our Minehut.com, Minecraft property is a free to play, “always-on” free gaming server, that is largely used as an audience acquisition tool, to increase awareness of Super League, and increase engagement and viewership across our digital properties. Internal and external engineering costs, cloud and platform services and other costs incurred in connection with our audience acquisition activities on Minehut.com are included in operating expenses as they are not directly related to revenue recognized.

As another example, historically we have utilized certain components of our technology platform to run esports tournaments and broadcasts that are free to play as user engagement and audience / viewership acquisition activities. In addition, we use certain components of the technology platform to create broadcasts and original programming as tools to boost audience and engagement on our own social channels. Any internal and external engineering costs, amortization expense and cloud services costs incurred in connection with these activities is included in operating expenses, as they are not revenue generating activities in the applicable period.

Costs included in Cost of Revenues:

We classify direct costs incurred in connection with revenues recognized during the period as cost of revenues. As described in our response to comment #2 of the Prior Comment Letter, internal personnel costs are classified as cost of revenues based on monthly engineering employee timesheet information by project, third-party consultants / contractors, are classified as cost of revenues based on documented invoice information by project, internal use software costs that are specific to a revenue generating project are amortized to cost of revenues over the estimated useful life of the capitalized project costs, and cloud services costs are classified as cost of revenues based on total server time usage statics by specific revenue generating project.

For example, we execute advertising campaigns from time to time on our Minehut.com property. In connection with the satisfaction of our obligations under the respective revenue agreements, we typically incur internal and external engineering costs, cloud services and other costs to satisfy the Company’s performance obligations under the revenue agreement. These costs are identified and classified as cost of revenues for the applicable period in accordance with the methodologies summarized above.

Similarly, for other revenue agreement obligations related to our broadcasting, content, tournament or other capabilities included in the bullet points above, that require engineering resource costs, cloud services costs or other types of engineering and services costs, those costs are identified and classified as cost of revenues for the applicable period in accordance with the methodologies summarized above.

The Company appreciates that the aforementioned information regarding the uses of the components of our technology platform as contemplated by our periodic filings may be helpful disclosure to include in the Company’s periodic filings moving forward. As such, the Company respectfully advises the Staff that the Company intends to provide additional disclosures , in future periodic filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2021 and in all subsequent quarterly and annual filings thereafter, as follows:

1.
Consolidated Condensed Statements of Operations

Modify the line item description from “Technology platform and infrastructure” to “Engineering, Technology and Development,” with a corresponding change to the heading for the related footnote.

2.
Notes to the Consolidated Financial Statements

Enhanced disclosures regarding “Cost of Revenues,” as follows:

Cost of revenues includes direct costs incurred in connection with the satisfaction of performance obligations under our revenue arrangements, including internal and third-party engineering, creative, content, broadcast and other personnel, talent and influencer, content capture and production services, direct marketing, cloud services, software, prizing, and venue fees.

3.
Item 1. “Business Description,” under “Our Scalable Technology Platform”

Components of our platform are available on a “free to use,” “always on basis,” and further, are utilized and offered as an audience acquisition tool, as a means of growing our audience, engagement, viewership, players and community. Components of our platform are also used in connection with the satisfaction of performance obligations under our revenue arrangements.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact either myself at (949) 903-5120 or Ms. Jessica Sudweeks of Disclosure Law Group, the Company’s corporate and securities counsel, at (619) 272-7063.

Sincerely, /s/ Clayton Haynes Clayton Haynes Chief Financial Officer Super League Gaming, Inc.

cc:    Ms. Ann Hand
Chief Executive Officer
Super League Gaming, Inc.

Ms. Jessica R. Sudweeks
Partner
Disclosure Law Group,
a Professional Corporation